FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED COMPANIES	1

Annual Report on the Directors’

Remuneration of Telefónica, S.A.

2018

Telefónica, S.A.

Telefónica, S.A.

1.	PRINCIPLES OF THE REMUNERATION POLICY

At the General Shareholders’ Meeting held on 8 June 2018, Telefónica presented a new directors’ remuneration policy for a valid term encompassing 2019, 2020 and 2021 (hereinafter referred to as the “Remuneration Policy”). This new policy maintains the essential principles applied in previous financial years and was approved by the General Shareholders’ Meeting with 88.45% of the votes cast.

The main focus of Telefónica’s Remuneration Policy is to attract, retain and motivate professionals for the Company, enabling the latter to meet its strategic targets within the highly competitive and globalised setting in which it performs its business, by setting out the most appropriate measures and practices for such purpose.

Based on the foregoing, the following are the principles of the Remuneration Policy:

		Executive Directors	Non-Executive Directors
Value creation	Alignment with the interests of the shareholders and the aim of sustainably creating value over time.	●

Pay for Perfomance	A significant portion of the remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business and value creation targets that are predetermined, specific, quantifiable and aligned with the Company’s corporate interests.	●

Flexibility	The variable remuneration is not guaranteed and sufficiently flexible for the possibility of not paying out this component.	●

Competitiveness	In order to have the best professionals on board, both in its structure and its overall amount the remuneration package must be competitive with respect to other comparable companies at the international level.	●	●

Good Governance	When determining the remuneration for the Directors, the Company takes into consideration developments in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	●	●

Fair Pay	The professional value, experience, dedication and responsibility of each director is adequately remunerated, ensuring that the remuneration policies and practices guarantee there is no discrimination on the basis of gender, age, culture, religion or race.	●	●

Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		●

Transparency	The level of transparency in relation with remuneration is in line with the best corporate governance practices in order to create trust among stakeholders, including shareholders and investors.	●	●

For further information, the Remuneration Policy can be downloaded here1.

[1]	https://www.telefonica.com/documents/162467/142439447/director-remuneration-policy.pdf/791e8f42-4857-05f9-29ee-a4669bfb2dfe

Telefónica, S.A.

In addition, in order to determine the remunerative terms and conditions for the Executive Directors, the remunerative system applicable to the company’s employees has been taken into account, as follows:

•	The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees, being remunerated for the value they contribute to Telefónica and it shares the same principles.

•	The elements that make up the Directors’ remuneration for their executive duties are aligned with the elements included in Telefónica’s senior executive group remuneration package.

Section 7 in Telefónica’s Remuneration Policy provides further information in this respect.

Telefónica, S.A.

2.	WHAT WE DO

EXECUTIVE DIRECTORS

•	Linking the payment of the remuneration to the Company’s results (“pay for performance”).

•	The weighting of the quantitative metrics to which the variable remuneration is linked is currently 80%.

•	Long-Term Incentive Plans:

•	A minimum performance period of three years for the targets.

•	Payment in shares.

•	Linked to metrics aligned with Telefónica’s long-term objectives.

•	Holding of part of the awarded shares for a certain term.

•	Shareholding equivalent of two times the fixed remuneration.

•	As part of the process of assessing the variable remuneration, the Nominating, Compensation and Corporate Governance Committee considers the quality of long-term results and any associated risk.

•	Recurring external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Policy’s design.

•	There is no guaranteed variable remuneration.

•	There is no discrimination in terms of remuneration on the basis of gender, age, culture, religion or race. Telefónica’s staff are remunerated based on their professional merit, experience, time spent and the responsibility they undertake.

NON-EXECUTIVE DIRECTORS

•	Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising the members’ independence.

•	The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company’s performance.

•	The Non-Executive Directors are not paid in shares, options, stock options or any share linked instruments.

•	The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

Telefónica, S.A.

3.	THE PROCESS FOR DETERMINING THE REMUNERATION POLICY AND THE COMPANY’S BODIES INVOLVED

The Nominating, Compensation and Corporate Governance Committee, the duties of which are stipulated in Article 40 of the Articles of Association and Article 23 of the Board of Directors’ Regulations, plays a crucial role in defining the Telefónica Group’s Remuneration Policy and in developing and deciding on its elements; however the most important decisions must be approved by the Board of Directors.

The Committee’s mandate, in the area of remuneration consists of continuously reviewing and updating the remuneration system applicable to Directors and Senior Executive Officers and of designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, bringing their interests into line with the strategic objectives of the Company.

In addition, other bodies and external advisors take part in the process to determine the Remuneration Policy.

Below are the functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions, as well as a reference to the involvement of external advisors in this matter:

	Determining and designing the elements of remuneration	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders’ Meeting

It approves the Remuneration Policy at least every three years as a separate item on the agenda.

It approves the maximum amount of the annual remuneration for all the Directors.

It approves the remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments.

Consultative vote on the Annual Report on the Directors’ Remuneration, detailing the remuneration accrued during the last fiscal year.

It approves the Annual Report on the Directors’ Remuneration, in which the remuneration payable during the financial year is stated.

Board of Directors

Directors in their capacity as such: It approves the allocation of the maximum amount approved by the General Shareholders’ Meeting among the various items.

Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system.

It approves adaptations or updates to the Remuneration Policy.

It approves the contracts that regulate the functions and responsibilities of the Executive Directors.

Approves the Annual Report on the Directors’ Remuneration to be submitted to the consultative vote of the General Shareholders’ Meeting.

It approves the design, target amounts and achievement level both for the short- term variable remuneration and long-term, remuneration payable, if any, to the Executive Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee.

It approves the Annual Report on Directors’ Remuneration to be submitted for advisory approval by the General Shareholders’ Meeting.

Telefónica, S.A.

	Determining and designing the elements of remuneration	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Nominating, Compensation and Corporate Governance Committee

Directors in their capacity as such: It proposes to the Board of Directors the allotment of the maximum amount approved by the General Shareholders’ Meeting among the various items. It reviews the remuneration of Directors on a regular basis to ensure that it is appropriate to the duties performed by them.

Executive Directors:

•  It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration.

•  It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company’s strategy, needs and business situation, and submits them for the approval of the Board of Directors.

•  It proposes to the Board of Directors the contracts that regulate the functions and responsibilities of the Executive Directors.

•  It proposes the Annual Report on the Directors’ Remuneration, and the Remuneration Policy where appropriate, to the Board of Directors

When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the vote of the shareholders at the General Shareholders’ Meeting at which the annual compensation report for the previous year was submitted to an advisory vote.

It proposes to the Board of Directors the objectives at the beginning of each measurement period.

It assesses achievement of the targets at the end of the measurement period. This assessment is made on the basis of the results audited by the Company’s external auditor, which are first analysed by the Audit and Control Committee, as well as the degree of achievement of the objectives. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded.

It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term earnings and any associated risk in the proposed variable remuneration.

It proposes to the Board of Directors the Annual Report on Directors’ Remuneration and, where appropriate, the Remuneration Policy.

It regularly reviews the Directors’ remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation.

A reference market, selected based on a series of objective standards, is considered for conducting the external competitiveness analysis, according to the terms set out below:

1.-   A sufficient number of companies is selected to obtain results that are representative and statistically reliable and sound.

2.-   Data on size (turnover, assets, market capitalisation and number of employees) are considered so that Telefónica is positioned at the median of the comparison group.

3.-   Geographic distribution: Companies with their parent company located in Continental Europe and in the United Kingdom are mainly included, as well as representative North American enterprises in the technology, media and entertainment sectors that are benchmarks for the Company.

4.-   Geographic scope: Companies are included that operate at an international level.

5.-   Distribution by sector: It is a multi-sector sample, with homogeneous distribution among the business sectors.

Audit and Control Committee		It analyses the profits and losses audited by the external auditor to evaluate achievement with the objectives of the variable remuneration.

Planning and Control Department		It draws up reports related to the achievement level of the targets based on the results audited by the company’s external auditor.

Secretary General

This person draws up formal documents related to the Remuneration Policy to be submitted to the General Shareholders’ Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Control Committees.

Together with HR Management, it prepares the Annual Report on the Directors’ Remuneration.

Together with HR Management, it prepares the Annual Report on Directors’ Remuneration.

HR Management	It draws up the proposals related to the design of the Remuneration Policy applicable to the Executive Directors.	Together with General Counsel, it prepares the Annual Report on Directors’ Remuneration.

Telefónica, S.A.

	Determining and designing the elements of remuneration	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Together with General Secretary, it prepares the Annual Report on the Directors’ Remuneration.

External Advisors in 2018

Willis Towers Watson advised on the draw up of the Remuneration policy. The law firms Uría Menéndez and Garrigues have participated in the review of the Remuneration Policy and the 2017 Annual Report on Directors’ Remuneration.

Garrigues Human Capital Services provided advice on matters related to the benefit plans.

		Kepler analyzes the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	Willis Towers Watson provided advice on the comparative analysis against the market of the remunerative package of the Directors and the Senior Executives.

Telefónica, S.A.

4.	THE WORK PERFORMED BY THE NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Pursuant to article 40 of the By-Laws and 23 of the Regulations of the Board of Directors, the Committee shall be composed of not less than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors, and the majority of them must be independent Directors. It is also provided that the Chairman of this Committee shall be an independent Director in all cases.

In this respect, the Committee is composed of the following directors:

Name	Position	Type	Date of appointment
Mr. Francisco Javier de Paz Mancho	Chairman	Independent	April 8, 2016

Mr. José Javier Echenique Landiríbar	Member	Independent	May 4, 2017

Mr. Peter Erskine	Member	Other external	February 27, 2008

Ms. Sabina Fluxà Thienemann	Member	Independent	April 27, 2016

Mr. Luiz Fernando Furlán	Member	Independent	May 4, 2017

During fiscal year 2018 and through the date of approval of this report, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee in the area of remuneration have been the following:

Year 2018

•  Proposal for the Directors’ Remuneration Policy for 2019, 2020 and 2021, to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting held in 2018.

•  Proposal for the Long-Term Incentive Plan, consisting of payment in shares of Telefónica, S.A., designed for the executives of Telefónica Group, including the Executive Directors of Telefónica, S.A., and the “Global Incentive Share Purchase Plan for Employees” (“GESP”) for the employees of Telefónica Group to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders’ Meeting held in 2018.

•  Analysis of the Executive Directors’ total remuneration for 2018.

•  Analysis of the total remuneration for the members of the Executive Committee for 2018.

•  Proposal for the establishment and monitoring of the objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2018.

•  Allocation of shares corresponding to the first cycle of the Long-Term Incentive Plan.

•  Evaluation of the achievement of objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2017 (paid in 2018).

•  Analysis of the achievement level of the targets set for the Second Cycle of the Performance & Investment Plan (“PIP”), approved at the Ordinary General Shareholders’ Meeting held in 2014.

•  Proposal regarding the 2017 Annual Report on the Directors’ Remuneration, for submission to the Board of Directors and subsequent submission to the Ordinary General Shareholders’ Meeting held in 2018.

Year 2019 (Until this report is approved)

•  Analysis of the Executive Directors’ total remuneration for 2019.

•  Analysis of the total remuneration for the members of the Executive Committee for 2019.

•  Evaluation of the fulfilment of objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2018 (payable in 2019).

•  Proposal for the establishment and monitoring of the objectives tied to the annual variable remuneration of Executive Directors for fiscal year 2019.

Telefónica, S.A.

•  Allocation of shares corresponding to the second cycle of the Long-Term Incentive Plan.

•  Proposal regarding the 2018 Annual Report on the Directors’ Remuneration, for submission to the Board of Directors and subsequent submission to the Ordinary General Shareholders’ Meeting to be held in 2019.

In order to better fulfil its duties, the Committee can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company’s expense. In this respect, Willis Towers Watson provided advice on the design of the Remuneration Policy currently in force and has also provided advice on drawing up this Remuneration Report. Likewise, the law firms Uría Menéndez and Garrigues have participated in the review of the Remuneration Policy and the Annual Report on Directors’ Remuneration.

Telefónica, S.A.

5.	NEW ASPECTS INCLUDED IN THE REMUNERATION POLICY FOR 2019

During 2018, Telefónica conducted a process to study the Remuneration Policy in force at that time in order to propose a new Remuneration Policy. Both internal and external factors were taken into account:

•

Internal factors: The results obtained by the Group, the short- and long-term targets, its link to the strategic and sustainability plan, as well as its alignment with the general remuneration policy for the company’s employees.

•

External factors: The recommendations received in the involvement process that is regularly conducted with shareholders, the best market practices and general corporate governance recommendations at an international level.

Based on the conclusions drawn, Telefónica submitted a new Remuneration Policy to the approval of the General Shareholders’ Meeting held on 8 June 2018, which has been in force since 1 January 2019, for the years 2019, 2020 and 2021. This new policy was approved by the General Shareholders’ Meeting with 88.45% of the votes cast and maintains the essential principles applied in previous years, with the following modifications in the remuneration for the Executive Directors compared with the previous policy:

ANNUAL VARIABLE REMUNERATION	LONG-TERM INCENTIVE PLAN	RETENTION OF THE SHARES

•  New objectives are included related to customer satisfaction and sustainability (Society Trust, Climate Change and Gender Diversity), which are aligned with the company’s Strategic Plan, maintaining the weight of non-financial targets at 20%.

•  Maximum pay-out of the Annual Variable Remuneration goes from 125% to 129.5% in the event of maximum achievement of all the pre-established objectives.

•  In order to foster the commitment of the Executive Directors to the Company and its Strategic Plan, the Long-Term Incentive Plan 2018-2023 was approved at the General Shareholders’ Meeting held on 8 June 2018. This Plan includes:

•  Economic-financial objectives (for example, Free Cash Flow) and objectives related to value creation for shareholders (relative TSR).

•  At least 25% of the shares awarded as payment related to the Plan is subject to a retention period no shorter than one year.

•  A limit on the maximum incentive, for each cycle of the plan of 250% of the Fixed Annual Remuneration.

•  The Executive Directors must hold (directly or indirectly) a number of shares (including those awarded as remuneration) equivalent to two years’ gross fixed remuneration as long as they are members of the Board of Directors and perform executive duties.

The Board of Directors will not submit to the General Meeting to be held this year any modifications to the Remuneration Policy approved on 8 June 2018.

Telefónica, S.A.

6.	THE EXECUTIVE DIRECTORS’ REMUNERATION IN 2019

As specified above, as of the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/C.O.O. (“Consejero Delegado”).

6.1.	Pay for performance and pay mix

The remunerative system for Telefónica’s Executive Directors is characterised by its competitiveness and exigency. The variable remuneration, which is designed to incentivise the achievement of the company’s short- and long-term goals, is one of the fundamental pillars of this system.

Receiving the Annual Variable Remuneration is linked to achieving certain financial, business, customer satisfaction and sustainability objectives. Moreover, the long-term variable remuneration is linked to the value creation in the Telefónica Group in the medium- and long-term by measuring the shareholders’ return on investment and economic financial objectives.

All the objectives are predetermined, specific, quantifiable and aligned with Telefónica’s strategic goals, strictly determined and assessed by the Nominating, Compensation and Corporate Governance Committee, which monitors them, so that their alignment with Telefónica’s social interests is ensured.

The Executive Directors benefit from a fully flexible variable remuneration system that stipulates that no amount is paid to them for this item if they do not meet the minimum achievement thresholds. The short- and long-term variable remuneration percentage may become relevant if the maximum target is achieved. In any case, such percentage of their total remuneration (considering, for such purpose, the sum of the Fixed Remuneration, Annual Variable Remuneration and the annualised long-term incentive) may not exceed 85%.

The pay mix for Telefónica’s Executive Directors is shown below, bearing in mind a situation in which the target objectives are achieved:

Telefónica, S.A.

6.2.	Components of the remuneration package

The elements included in the Executive Directors’ remuneration package for performing their executive duties are the following:

Fixed Remuneration 2019

Purpose

Rewarding consistently with the level of responsibility, leadership and performance within the organisation, promoting the retention of key staff and attracting the top talent and creating sufficient economic independence to balance the significance of other items of remuneration.

Amount

•

Executive Chairman: €1,923,100. This remuneration is the same paid in 2016, 2017 and 2018, which was determined for his position as Chief Operating Officer and remained the same after his appointment as Chairman. This remuneration is 13.8% lower than the one determined for the position of Executive Chairperson prior to his appointment as such.

•	Chief Operating Officer (“Consejero Delegado”): €1,600,000. This remuneration is the same as in the year 2018 for performing his duties as Chief Operating Officer (“Consejero Delegado”).

Functioning

The annual gross fixed remuneration is paid on a monthly basis. This remuneration is established by the Board, at the proposal of the Nominating, Compensation and Corporate Governance Committee, in a manner consistent with the level of responsibility and leadership within the organization, encouraging the retention of key professionals and the attraction of the best talent, and providing sufficient economic independence to balance the importance of other remuneration elements. This remuneration may be adjusted every year depending on the criteria approved from time to time by the Nominating, Compensation and Corporate Governance Committee. The maximum annual increase may not exceed 10% of the gross annual salary in the previous year. In certain situations, such as a change in responsibility, development in the position and/or special needs for retention and motivation, the Committee may decide to apply higher increases. The underlying reasons will be explained in the relevant Annual Report on the Directors’ Remuneration.

Annual Variable Remuneration 2019

Purpose

Rewarding the achievement of a combination of financial, business related, customer satisfaction and sustainability objectives that are pre-determined and concretes, quantifiable and aligned with the strategic objectives of Telefonica.

Amount

Target

This is reached when 100% of the pre-determined objectives have been achieved.

•	Executive Chairman: 180% of the Fixed Remuneration.

•	Chief Operating Officer: 150% of the Fixed Remuneration.

The target amounts are the same as for 2018.

Maximum

This is reached when the pre-determined objectives are achieved at a maximum level.

•	Executive Chairman: 233.10% of the Fixed Remuneration (129.5% of the target).

•	Chief Operating Officer: 194.25% of the Fixed Remuneration (129.5% of the target).

By applying the new Remuneration Policy applicable as of 2019, the maximum amount has been increased by 4.5% compared with 2018. However, this new maximum amount can only be reached if the conditions defined in the “Functioning” section are met.

Telefónica, S.A.

Metrics

For the financial year 2019, an in-depth study has been conducted on the objectives, metrics and performance scales to be used in order to ensure fulfilment of the Telefónica Group’s Strategic Plan. For such purpose, the Board of Directors has selected the quantifiable and measurable metrics that best reflect the Telefónica Group’s value creation levers, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee. These metrics and their relevant weight are as follows:

•	80% of the objectives are operational and financial:

•	30% of the objectives are linked to the OIBDA, which reflects both the Group’s growth and development in the operational execution.

•	30% of the objectives are linked to the Operating Revenue, which enables the Telefónica Group’s growth to be measured.

•	20% of the objectives are linked to the Free Cash Flow, the generation of which enables the debt to be reduced.

•	The remaining 20% is linked to objectives related to customer satisfaction and sustainability, aligned with the Strategic Plan of the Company:

•	15% of the objectives are linked to customer satisfaction, not only related to Telefónica but also in relative terms compared with our competitors.

•	5% of the objectives are linked to the following sustainability targets: Society Trust (60%), Climate Change (20%), and Gender Diversity (20%).

Functioning

The above mentioned objectives are approved by the Board of Directors at the beginning of every financial year, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.

The maximum level of the Annual Variable Remuneration target in 2019 is changed from 125% to 129.5% in the case of maximum achievement of the pre-established objectives.

For the purpose of calculating the payment coefficient obtained for each level of target achievement, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In case of a 100% of achievement of the objective set, the target Annual Variable Remuneration will be paid (180% of the Fixed Remuneration for the Executive Chairman and 150% of the Fixed Remuneration for the Chief Operating Officer) and, in case of an maximum achievement of the objectives the maximum Annual Variable Remuneration will be paid (233.10% of the Fixed Remuneration for the Executive Chairman and 194.25% of the Fixed Remuneration for the Chief Operating Officer).

In order to calculate the amount of the Annual Variable Remuneration, the Nominating, Compensation and Corporate Governance Committee firstly considers the level of achievement and weighting of each objectives on an individual basis and then the overall level of achievement of the objectives as a whole. For such purpose, it applies the internal target assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the Committee is supported by the Auditing and Control Committee, which provides information about the audited results by the external auditor of the company. The Committee will also consider any associated risk for both setting the targets and assessing the achievement thereof.

In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessments are disregarded and the long-term quality of profits and losses and any associated risk are considered in the proposed Annual Variable Remuneration.

The Annual Variable Remuneration is fully paid in cash provided the objectives set for this purpose are met.

Moreover, the Nominating, Compensation and Corporate Governance Committee has the power to propose to the Board of Directors to fully or partially cancel the payment of the annual variable remuneration if certain unforeseen circumstances arise, as it is described in the section 6.3 of this Report.

Telefónica, S.A.

Long-Term Incentive Plan 2018-2023

A Long-Term Incentive Plan was approved at the General Shareholders’ Meeting held in 2018 consisting of the payment in shares of Telefónica, S.A. to the Executives in the Telefónica, S.A., that satisfying the requirements established for that purpose at each moment, are invited to participate in it, including the Executive Directors of Telefónica, S.A.

The total term of the Plan is five (5) years that is divided into three (3) cycles of three (3) years each (in other words, the delivery in shares corresponding to each cycle takes place once three years have elapsed counted from the start of each cycle), independent one from the other. The first cycle began on 1 January 2018 (with delivery in the relevant shares in 2021), the second cycle began on 1 January 2019 (with delivery in the relevant shares in 2022) and the third will begin on 1 January 2020 (with delivery in the relevant shares in 2023).

Purpose

To strengthen the Executive Directors’ commitment to the Company and its Strategic Plan, linking their remuneration to the value creation for shareholders and sustainable achievement of strategic goals, so that it is in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plans, the Company also aims to offer a competitive remuneration package and to retain key employees in the organisation.

Telefónica, S.A.

Incentive assigned in the second cycle of the Plan (2019-2022)

The maximum number of granted shares is equivalent to 468,000 shares for the Executive Chairman and 347,000 shares for the Chief Operating Officer (“Consejero Delegado”).

Taking into consideration the average weighted market price per share of Telefónica, S.A. in the thirty (30) stock exchange days prior to 1 January 2019 and the Fixed Annual Remuneration of the Executive Directors in force in 2019, the value of the granted shares is lower than the maximum limit determined in the Remuneration Policy (250% of the Fixed Remuneration). Specifically, in the case of the Executive Chairman, this percentage amounted to 185% of the Fixed Remuneration and, in the case of the Chief Operating Officer, it amounted to 165% of the Fixed Remuneration.

The number of shares to be finally awarded will depend on the number approved by the Board of Directors and the achievement level of the targets of the Plan.

In any case, the total shares to be delivered to all the Participants by executing the Plan (including the Executive Directors) at the end of each cycle may never exceed 0.27% of the share capital of Telefónica, S.A. at the beginning of the relevant cycle.

Metrics and functioning

Telefónica, S.A.

Functioning

The Nomination, Compensation and Corporate Governance Committee conducts an assessment of the targets on an annual basis and once the Plan has ended, when the level of achievement is determined. When conducting this assessment, the Committee is supported by the Auditing and Control Committee, which provides information about the accounts audited by the company’s external auditor. The Committee also considers any associated risk for both setting the targets and assessing their achievement.

When determining the target achievement level, any positive or negative economic impact caused by extraordinary events that could distort the results of the assessment is disregarded.

At least 25% of the shares awarded within the scope of the Plan to the Executive Directors, and other members that are determined by Board of Directors, is subject to a retention period of one year.

In order for each of the Participants to be entitled to receive the corresponding shares, it must have maintained an employment or commercial relationship with the Telefónica Group on the date of delivery of each cycle (subject to the exceptions considered appropriate), and have been linked to Telefónica Group for at least one year.

Telefónica, S.A.

Long-term savings systems 2019

Purpose

Offering an overall remuneration package that is competitive with respect to the market practices of comparable companies.

Telefónica Employee Pension Plan

Contributions

•	Executive Chairman: 6.87% of base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law provides at any given time

•

Chief Operating Officer (“Consejero Delegado”): 4.51% of base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer (“Consejero Delegado”) up to the maximum annual limit that the law provides at any given time.

Functioning

As it is described in each of the Executive Directors contract, the Pension Plan is a defined-contribution plan which contingencies covered are: retirement; death of the participant; death of the beneficiary; total and permanent incapacity to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the participant.

The benefit consists of the economic right accruing to the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It shall be quantified according to the number of units of account that correspond to each participant based on the amounts contributed to the Pension Plan, and shall be valued for purposes of their payment according to the value of the unit of account as of the business day preceding the date on which the benefit becomes effective.

The participant may also exercise his or her vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.

The Pension Plan is included within the “Fonditel B Pension Fund,” managed by Fonditel Pensiones, EGFP, S.A.

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to pension plans; for this reason, in order to compensate for the difference in favor of the beneficiaries, a unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., covers the same contingencies as the Pension Plan and the same exceptional liquidity events in case of serious illness or long-term unemployment.

Executive Benefits Plan

Contributions

Maximum

•	35% of the Fixed Remuneration.

Contributions to the Pension Plan for Telefónica employees are deducted from these payments, which are calculated according to the above percentage.

Functioning

There is also an Executive Benefits Plan (Plan de Previsión Social de Directivos -“PPSD”), approved in 2006 to supplement the current Pension Plan for Telefónica’s employees.

The implementation vehicle is a unit-link group life insurance policy taken out with an insurance company.

The contingencies covered by the PPSD are retirement, early retirement, permanent loss of working capacity consisting of total or absolute disability or serious disability and death.

The amount of the benefits from this coverage is equivalent to the mathematical provision corresponding to the insured party on the date when the policyholder provides notice and proves to the insurance company that such situation has arisen.

There is currently no vesting of economic rights in favour of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors could make the appropriate adjustments.

Any adjustments to be included in the PPSD must be approved by the Board of Directors. These adjustments must be justified and proposed by the Nominating, Compensation and Corporate Governance Committee. The reasons for the adjustments must be duly explained in the annual report on the directors’ remuneration.

Telefónica, S.A.

If any severance pay is received due to the termination of the employment relationship, this will be incompatible with the recognition of any economic right whatsoever.

Even though there are no changes planned for the functioning of this Plan, it may be updated by the Board of Directors according to a proposal made by the Nominating, Compensation and Corporate Governance Committee to adapt it to any amendments made to applicable legislation.

Remuneration in kind

Functioning

In addition to the life insurance with death or disability coverage described previously, Executive Directors receive general health insurance and dental coverage as in-kind remuneration, and they are assigned a company vehicle, all in line with the general policy applicable to the Senior Executive Officers of the Company.

Moreover, the General Shareholders’ Meeting held in 2018 approved a “Global Incentive Share Purchase Plan for Employees” (“Global Plan”), according to which Telefónica’s employees, including the Executive Directors, may acquire Telefónica’s shares for a maximum annual amount of €1,800 over a period of twelve months (purchase period). The company provides a maximum of one additional share free of charge for each two shares acquired, if the condition is met that they remain in the company and the shares are retained for one year after finishing the purchase period (holding period). The requirement for receiving these shares is remaining in the company and retaining the purchased shares for one year after finishing the purchase period. In any case, the total additional shares for the whole Global Plan may never exceed 0.1% of the share capital of Telefónica, S.A. on the date this Global Plan resolution is approved, i.e. on the date of the 2018 General Shareholders’ Meeting. The maximum number of all the additional shares of the Global Plan to be acquired by the Executive Directors of Telefónica, S.A. will amount to 500 shares of Telefónica, S.A., with a par value of one euro each. However on the date of approval of this report the Global Plan has not yet been implemented by the Company.

Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the customary terms and conditions for these kinds of insurance policies. This policy also includes the company subsidiaries in certain cases.

6.3.	Malus and clawback clauses for the variable remuneration

With respect to clawback formulas or clauses to be able to demand the return of the variable components of remuneration based on results if such components have been paid based on data that is later clearly shown to be inaccurate, and measures provided to avoid any conflicts of interest, one should take into account that:

•	The Nominating, Compensation and Corporate Governance Committee has the power to propose to the Board of Directors that payment of variable remuneration be cancelled in these circumstances.

•

Furthermore, the Nominating, Compensation and Corporate Governance Committee must evaluate whether exceptional circumstances of this kind may even lead to termination of the relationship with the respective responsible party or parties, proposing to the Board of Directors the adoption of such measures as may be appropriate.

In addition, the company has included malus and clawback clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. According to these clauses, in the years 2021, 2022 and 2023, each time shares are delivered, it will be assessed whether to partially or fully confirm or cancel the relevant settlement in each financial year and, if need be, to claim partial or full return of the shares already delivered (or reimbursement of their value in cash) if the number of shares delivered was not in accordance with the terms and conditions stipulated by the Board of Directors or when they had been provided bearing in mind data that have later been proven to be inaccurate.

Telefónica, S.A.

Moreover, in 2024, when drawing up the annual accounts for the previous financial year, it will be assessed whether the return of the shares previously delivered should be partially or fully claimed (or their value in cash reimbursed) if the aforementioned situations arise. Moreover, the company may partially or fully cancel payment of the Plan to the Executive Directors if the company’s external auditor includes exceptions in its report that reduce the earnings taken into consideration to determine the number of shares to be delivered.

6.4.	Possible severance pay

The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or through third parties, to Spanish or foreign companies that engage in the same or similar business activities as the Telefónica.

Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (“Consejero Delegado”), Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which may amount to a maximum of four annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two instances of the annual variable remuneration paid pursuant to the contracts.

6.5.	Contractual terms and conditions for the Executive Directors

The contracts that currently regulate the performance of the Executive Directors’ duties and responsibilities are of a commercial nature and include clauses that are included in these kinds of contracts in normal practice. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

In addition to the prior notice and severance pay conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:

Executive Chairman and Chief Operating Officer

Term	Indefinite

Prior notice	There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify the unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the company an amount equivalent to the Fixed Remuneration for the period of prior notice not observed.

Exclusivity	The contracts prohibit during the term thereof the signing (whether directly or through intermediaries) of any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.

Telefónica, S.A.

Executive Chairman and Chief Operating Officer

Non-competition clause

The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.

In addition, it states that the relationship is incompatible, during the term of the clause (two years after the termination of the contract for any reason) with directly or indirectly rendering services, on an employed or self-employed basis, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

Confidentiality	While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.

Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.

6.6.	Commitment to hold shares on a permanent basis

As it is established in section 4.2 of the Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those awarded as remuneration) equivalent to two years’ gross Fixed Remuneration as long as they are members of the Board of Directors and perform executive duties.

The term set for meeting this target is five years, counted from the date the Policy comes into force or, in the case of Executive Directors appointed at a later time, counted from their appointment.

Shareholding requirement
Executive Chairman	200% of gross Fixed Remuneration

Chief Operating Officer (“Consejero Delegado”)	200% of gross Fixed Remuneration

In the event of non-compliance with this commitment, the Board of Directors, on the proposal of the Nominating, Compensation and Corporate Governance Committee, may reduce the amount resulting from the Long-Term Incentive.

Telefónica, S.A.

7.	THE DIRECTORS’ REMUNERATION IN THEIR POSITIONS AS SUCH IN 2019

The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders’ Meeting, pursuant to the provisions in Article 35 of the Articles of Association.

According to the foregoing, the Ordinary General Shareholders’ Meeting held on 11 April 2003 set the annual gross maximum amount at 6 million euros for the remuneration payable to the Directors in their positions as members of the Board of Directors.

The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, in the manner, taking into account the functions and responsibilities attributed to each Director, membership of Committees within the Board of Directors and other objective circumstances that would be considered relevant.

Regarding the financial year 2019, depending on the results obtained from the external competitiveness analysis of the Directors’ remuneration package, the Committee has proposed to the Board not to increase the Directors’ fixed remuneration, both in their positions as such and for performing their executive duties in the financial year 2019:

	Board of Directors	Executive Committee	Advisory or Control Committee (*)
Chairman (**)	€240,000	€80,000	€22,400

Vice Chairman	€200,000	€80,000	—

Proprietary Member	€120,000	€80,000	€11,200

Independent Member	€120,000	€80,000	€11,200

Other External	€120,000	€80,000	€11,200

(*)	In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is €1,000.
(**)	In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee)

The Executive Directors can waive payment of the aforementioned amounts.

Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica’s subsidiaries and investee companies.

Telefónica, S.A.

8.	APPLICATION OF THE REMUNERATION POLICY IN 2018

8.1.	Summary of the Remuneration Policy applied during 2018 and results of the vote on the 2018 Annual Report on the Directors’ Remuneration

The remuneration payable in the fiscal year 2018 was in line with the terms of the Remuneration Policy described in the Annual Report on the Directors’ Remuneration, approved by the shareholders on a consultative basis at the General Shareholders’ Meeting held on 12 June 2015, which was in effect until the end of the fiscal year 2018, pursuant to the provisions of the transitional provision of Law 31/2014 of December 3 amending the Companies Act for better corporate governance.

For further information, you will find access to the Remuneration Policy in effect in 2018 here2.

In this respect, the remuneration payable in 2018 to the Executive Directors and the Directors in their capacity as such consists of the same elements as those described for the Remuneration Policy in effect in 2019.

The detailed description of the Directors’ remunerative system for 2018 was included in section A of the Annual Report on Remuneration for 2017. This report was approved by 91.60% of the votes cast, with a 7.90% of votes against and a 0.50% of abstentions.

[2]	https://www.telefonica.com/documents/162467/189331/InformePoliticaRetribuciones2014+%281%29.pdf/fa3cd1d6-a25b-48c6-87c8-1abadfa9a616

Telefónica, S.A.

8.2.	Executive Directors’ remuneration

Remuneration in 2018	Functioning

Fixed Remuneration • Executive Chairman €1,923,100. • Chief Operating Officer (“Consejero Delegado”) €1,600,000.

In the case of the Executive Chairman, the amount of the Fixed Remuneration in 2018 is the same as that paid in 2016 and 2017.

The amount of the Fixed Remuneration for Mr. Vilá in 2018, in annual terms, is the same as the remuneration determined for 2017 when he was the Company’s Chief Operating Officer (“Consejero Delegado”) (the fixed remuneration actually paid from 26 July 2017, the date when Mr. Vilá was appointed as a director of Telefónica, amounted to €697,491).

Annual Variable Remuneration

•  Executive Chairman

€3,478,888

Calculated as the multiplication of the Fixed Remuneration (€1,923,100) by the Bonus Target (180%) by Overall Target Achievement Level (100.5%)

•  Chief Operating Officer (“Consejero Delegado”)

€2,412,000

Calculated as the multiplication of the Fixed Remuneration (€1,600,000) by the Bonus Target (150%) by the Overall Target Achievement Level (€100.5%)

Throughout the year, the Nominating, Compensation and Corporate Governance Committee has monitored the following targets set for the Annual Variable Remuneration in 2018, payable in 2019:

•  Operating and financial objectives:

•  30% Operating Income Before Depreciation and Amortization (OIBDA).

•  30% Operating Revenue.

•  20% Free Cash Flow.

•  The remaining 20% is represented by objectives relative to the level of satisfaction of the Group’s customers

The mentioned objectives were finally assessed based on the audited accounts for the fiscal year 2018 according to the following process:

1.  The audited results for fiscal year 2018 and the level of achievement of the objectives were firstly examined by the Audit and Control Committee.

2.  Following this examination, the Nominating, Compensation and Corporate Governance Committee prepares a bonus proposal that is submitted to the Board of Directors for approval.

3.  Lastly, the Board of Directors approved the proposal for the Annual Variable Remuneration made by the Nominating, Compensation and Corporate Governance Committee.

As a result of the foregoing, the Board has agreed the amount to be received by the Executive Directors during the first quarter of 2019 as detailed in the following table, and based on the following level of achievement of the objectives, is:

The overall achievement level of the objectives corresponds to 100.5%. The Annual Variable Remuneration target amounted to 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer (“Consejero Delegado”).

Telefónica, S.A.

Performance & Investment Plan (“PIP”) 2015-2018

•  Executive Chairman
0 shares.

•  Chief Operating Officer (“Consejero Delegado”). 0 shares.

(Plan in effect in 2018, the performance period of which began in October 2015 and ended in October 2018)

The second cycle of the PIP approved by the Ordinary General Shareholders’ Meeting held on 30 May 2014 expired in October 2018.

The number of theoretical shares awarded (without co-investment) and the maximum potential number of shares to be received if the “co-investment” requirement is met and the maximum TSR target is achieved, corresponding to the Executive Directors, would be as follows:

•  Executive Chairman: 192,000 shares (maximum potential number: 300,000 shares).

•  Chief Operating Officer (“Consejero Delegado”): 120,000 shares (maximum potential number: 187,500 shares).

In order to determine the specific number of shares to be awarded at the end of the aforementioned cycle, Kepler provided the Nominating, Compensation and Corporate Governance Committee with the calculation of Relative TSR compared with the evolution of the same metric in the companies belonging to the peer group (America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera and Tim Partipaçoes) in the same period (the 3-year term of the cycle).

The performance scale, on the basis of which the percentage of payment has been determined, depending on the TSR relative positioning of Telefónica in respect of the peer group, was as follows:

•  Bellow the median: 0%.

•  At the median: 30%

•  At the third quartile: 100%

•  At the ninth decile or higher: 125%

Telefónica’s TSR ended below the median according to the determined performance scale. Therefore, no shares were delivered in the second cycle (2015-2018) of the PIP and hence no shares were delivered to the Executive Directors who participated in this cycle.

Performance Share Plan (“PSP”) 2018-2021 (Plan in effect in 2018, the performance period of which will end in 2020 and the incentive that, if any, will be payable in 2021)	A Long-Term Incentive Plan was approved at the General Shareholders’ Meeting in 2018 consisting of awarding shares of Telefónica, S.A. to Executives from Telefónica, S.A. that, fulfilling the requirements established for that purpose each time, may be invited to participate in the plan, including the Executive Directors of Telefónica, S.A. The first cycle is considered to have started on 1 January 2018 (with the relevant shares being awarded in 2021). The features of this Plan are the same as those described above in section 6.2 of this report, regarding the second cycle 2019-2022, even though the performance period for the first cycle encompasses the financial years 2018, 2019 and 2020.

Telefónica, S.A.

The maximum number of granted shares is equivalent to 421,000 shares for the Executive Chairman and 312,000 shares for the Chief Operating Officer (“Consejero Delegado”).

Taking into consideration the average weighted market price per share of Telefónica, S.A. in the thirty (30) stock exchange days prior to 1 January 2018 and the Fixed Annual Remuneration of the Executive Directors in force in 2018, the value of the granted shares is lower than the maximum limit determined in the Remuneration Policy (250% of the Fixed Remuneration). Specifically, in the case of the Executive Chairman, this percentage amounted to 185% of the Fixed Remuneration and, in the case of the Chief Operating Officer (“Consejero Delegado”), it amounted to 165% of the Fixed Remuneration.

The number of shares to be finally delivered will depend on the number approved by the Board of Directors and the achievement levels of the objectives of the Plan.

In any case, the total shares to be delivered to all the Participants by executing the Plan (including the Executive Directors) at the end of each cycle may never exceed 0.27% of the share capital of Telefónica, S.A. at the beginning of the corresponding cycle.

Pension Plan for Telefónica’s employees

•  Executive Chairman €6,060.

•  Chief Operating Officer (“Consejero Delegado”) €5,377.

(Contributions made in 2018)

Unit-link insurance policy

•  Executive Chairman €126,057

•  Chief Operating Officer (“Consejero Delegado”) €66,783

(Contributions made in 2018)

The amount of the vested rights on 31 December 2018 is as follows:

•  D. José María Álvarez-Pallete López: €270,093 (of which €151,801 correspond to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica’s Pension Plan).

•  D. Ángel Vilá Boix: €290,843 (of which €20,730 correspond to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica’s Pension Plan).

It is recorded that the evolution in the accumulated funds recorded is related to both the contributions made and their revaluation.

In the financial year 2015, applicable law reduced the financial and tax limits of the contributions to pension plans; therefore, in order to compensate the difference in favour of the beneficiaries, a unit-link group insurance policy was taken out to channel such differences that occur during each financial year.

This unit-link insurance policy has been taken out with the company Seguros de Vida y Pensiones Antares, S.A. and covers the same contingencies as the Pension Plan and the same exceptional liquidity events in the case of serious illness or long-term unemployment. Additional information can be consulted on the section 6.2 of this report.

The mathematical provision of the unit-link insurance policy on 31 December 2018 is as follows:

•  D. José María Álvarez-Pallete López: €499,132.

•  D. Ángel Vilá Boix: €218,232.

Telefónica, S.A.

Executive Benefits Plan • Executive Chairman €540,968. • Chief Operating Officer (“Consejero Delegado”) €487,840.

According to the general terms and conditions of this Plan, there is no vesting of rights. Additional information can be consulted on the section 6.2 of this report. The expectations of rights on 31 December 2018 were as follows:

•  D. José María Álvarez-Pallete López: €7,795,570.

•  D. Ángel Vilá Boix: €5,809,137.

•  On the other hand, Ms. Eva Castillo Sanz, who ceased to be a Director of the Company on April 25, 2018, had expectations of right, as of December 2018, of 973,302 euros.

Remuneration in kind (cost) • Executive Chairman Cost: €18,970. • Chief Operating Officer (“Consejero Delegado”) Cost: €17,592.

The Executive Directors receive the following benefits:

•  A general health and dental coverage insurance policy.

•  A life insurance policy with coverage for death and disability.

The cost of this remuneration in kind amounted to €18,970 in 2018 for the Executive Chairman and €17,592 for the Chief Operating Officer.

In addition, Executive Directors are assigned a company vehicle, in line with the general policy applicable to the Senior Executives of the Company.

Telefónica has also purchased a civil liability policy (D&O) for directors, executives and staff with similar functions of the Telefónica Group, with customary terms for this type of insurance.

Other additional information:

•

Performance & Investment Plan” (“PIP”) 2016-2019: Regarding the third cycle of the PIP (2016-2019), the Company’s Board of Directors, with a prior favourable report issued by the Nominating, Compensation and Corporate Governance Committee, agreed not to execute or implement it due to considering it was not sufficiently aligned with the Telefónica Group’s Strategic Plan, taking into account the macroeconomic circumstances and situation.

•	Malus and claw-back clauses: these kinds of clauses, planned for the Long Term Incentive Plan, were not applied in 2018.

•

During the fiscal year 2018 Executive Directors have not accrued payments for early termination or termination of the contract, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration concept a part from the ones already mentioned.

•	The terms and conditions of the Executive Directors’ contracts in 2018 were the same as those described in sections 6.4 and 6.5 of this report.

Telefónica, S.A.

8.3.	Remuneration of the directors in their capacity as such

The remuneration payable to the Directors in their capacity as such has followed the same scheme as the one described in section 7 of this report and the one applied in the fiscal year 2017.

In this respect, as it has been disclosed in the previous section 7, the Executive Chairman waived payment of €240,000, as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.

External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-making Bodies of some Subsidiaries and affiliates of Telefónica.

According to the foregoing, the aggregate remuneration for the items in 2018 was as follows:

•	Fixed amount deriving from membership on the Board, Executive Commission and Advisory or Control Committees: €2,643,047 (€3,060,934 in 2017).

•	Fees for attending the meetings of the Advisory or Control Committees: €195,000 (€217,000 in 2017).

•	Remuneration for membership in certain Management Decision-making Bodies of some subsidiaries of Telefónica: €497,308 (€485,410 in 2017).

During the 2018 fiscal year, Directors in their capacity as such have not accrued payments for early termination or termination of the contract, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration concept a part from the ones already mentioned.

The individual amounts per director are provided in the statistical annex of this report.

Telefónica, S.A.

9.	ALIGNMENT OF THE REMUNERATIVE SYSTEM WITH THE RISK PROFILE

Telefónica’s Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and to be adjusted to the company’s long-term goals, values and interests:

1.	Adopting measures related to the staff categories whose professional work has a material impact on the company’s risk profile

•

The Nominating, Compensation and Corporate Governance Committee supervises the examination, analysis and application of the remunerative policy of the professionals whose work could have a material impact on the company’s risk profile.

•

The Company’s Audit and Control Committee takes part in the decision-making process related to the short-term variable remuneration (bonus) of Executive Directors, by verifying the economic-financial information that may be part of the targets set for the purpose of such remuneration, as this Committee must first verify the Company’s earnings as the basis for calculating the relevant objectives.

•

The Nominating, Compensation and Corporate Governance Committee is composed of 5 members, 2 of whom are also members of the Audit and Control Committee. Specifically, both the Chairman of the Nominating, Compensation and Corporate Governance Committee and the Chairman of the Audit and Control Committee are members on both Committees. The fact that the same Directors are members of these two Committees ensures that the risks associated with remuneration are taken into account in the discussions of both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multi-annual incentives.

•

The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of the payment of the variable remuneration to the Board of Directors under certain circumstances. In addition, the company has included some malus and claw-back clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. In this regard, the detailed information can be consulted on section 6.3 on this report.

2.	Consistency with the strategy of the Group and focus on long-term results achievements

•	A design consistent with the company’s strategy and aimed at obtaining long-term results:

•

The total remuneration for the Executive Directors and Senior Executives consists of various remunerative items, mainly composed of the following: (i) fixed remuneration, (ii) short-term variable remuneration and (iii) medium- and long-term variable remuneration. In the case of the Executive Directors, this long-term component accounts for a weight of no less than 30% of their total remuneration in a scenario of standard achievement of targets (fixed + short-term variable + medium- and long-term variable).

•

Medium- and long-term variable remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company’s underlying economic cycle is taken into account. This remuneration is assigned and paid in the form of shares based on the creation of value, so that the Executives’ interests are aligned with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.

•	A suitable balance between the fixed and variable components of the remuneration:

•

Executive Directors have available a variable remuneration system fully flexible, which includes a minimum threshold below which no incentive is payable. The short term and long term variable remuneration percentage can be relevant in the event of maximum objectives compliance. In any case, said percentage with respect to the total remuneration (considered as Fixed Remuneration, Annual Variable Remuneration and annualized Long Term Incentive) would not exceed the 85%.

Telefónica, S.A.

10.	STATISTICS ON ANNUAL REPORT ON REMUNERATION OF DIRECTORS OF LISTED COMPANIES

Telefónica, S.A.

ANNEX - STATISTICS ON ANNUAL REPORT ON REMUNERATION OF DIRECTORS OF LISTED COMPANIES

B	OVERALL SUMMARY OF HOW REMUNERATION POLICY HAS BEEN APPLIED DURING THE YEAR ENDED

B.4 Report on the result of the consultative vote at the General Shareholders’’ Meeting on remuneration in the previous year, indicating the number of votes against that may have been cast:

	Number	% of total
Votes cast	2,708,268,316	52.16%

	Number	% cast
Votes against	213,897,568	7.90%
Votes in favour	2,480,721,191	91.60%
Abstentions	13,649,557	0.50%

Telefónica, S.A.

C	ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type	Period of accrual in 2018
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive	From 01/01/2018 to 31/12/2018
Mr. ISIDRO FAINÉ CASAS	Proprietary	From 01/01/2018 to 31/12/2018
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary	From 01/01/2018 to 31/12/2018
Mr. ÁNGEL VILÁ BOIX	Executive	From 01/01/2018 to 31/12/2018
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent	From 01/01/2018 to 31/12/2018
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent	From 01/01/2018 to 31/12/2018
Mr. PETER ERSKINE	Other external	From 01/01/2018 to 31/12/2018
Ms. SABINA FLUXÀ THIENEMANN	Independent	From 01/01/2018 to 31/12/2018
Mr. LUIZ FERNANDO FURLÁN	Independent	From 01/01/2018 to 31/12/2018
Ms. CARMEN GARCÍA DE ANDRÉS	Independent	From 01/01/2018 to 31/12/2018
Ms. MARÍA LUISA GARCÍA BLANCO	Independent	From 25/04/2018 to 31/12/2018
Mr. JORDI GUAL SOLÉ	Proprietary	From 31/01/2018 to 31/12/2018
Mr. PETER LÖSCHER	Independent	From 01/01/2018 to 31/12/2018
Mr. IGNACIO MORENO MARTÍNEZ	Proprietary	From 01/01/2018 to 31/12/2018
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Independent	From 01/01/2018 to 31/12/2018
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent	From 01/01/2018 to 31/12/2018
Mr. WANG XIAOCHU	Proprietary	From 01/01/2018 to 31/12/2018
Ms. EVA CASTILLO SANZ	Other external	From 01/01/2018 to 25/04/2018

C.1     Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the year.

Telefónica, S.A.

a)	Remuneration from the reporting company:

i)	Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2018	Total in 2017
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,479	0	0	0	5,402	5,356
Mr. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
Mr. JOSÉ MARÍA ABRIL PÉREZ	200	9	91	0	0	0	0	0	300	298
Mr. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,412	0	0	0	4,012	1,694
Mr. JUAN IGNACIO CIRAC SASTURAIN	120	10	11	0	0	0	0	0	141	140
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	120	23	114	0	0	0	0	0	257	248
Mr. PETER ERSKINE	120	12	114	0	0	0	0	0	246	251
Ms. SABINA FLUXÀ THIENEMANN	120	9	11	0	0	0	0	0	140	141
Mr. LUIZ FERNANDO FURLÁN	120	11	11	0	0	0	0	0	142	132
Ms. CARMEN GARCÍA DE ANDRÉS	120	16	22	0	0	0	0	0	158	99
Ms. MARÍA LUISA GARCÍA BLANCO	80	9	13	0	0	0	0	0	102	0
Mr. JORDI GUAL SOLÉ	110	16	21	0	0	0	0	0	147	0
Mr. PETER LÖSCHER	120	13	24	0	0	0	0	0	157	140
Mr. IGNACIO MORENO MARTÍNEZ	120	25	45	0	0	0	0	0	190	186
Mr. FRANCISCO JAVIER DE PAZ MANCHO	120	35	125	0	0	0	0	0	280	279
Mr. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	79
Mr. WANG XIAOCHU	120	0	0	0	0	0	0	0	120	120
Ms. EVA CASTILLO SANZ	40	7	11	0	0	0	0	0	58	181

Telefónica, S.A.

ii)	Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2018		Financial instruments granted at start of 2018		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2018
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
JOSÉ MARÍA ÁLVAREZ- PALLETE LÓPEZ	Performance & Investment Plan (“PIP”) 2015-2018 (Second Cycle)	300,000	300,000	0	0	0	0	0	0	300,000	0	0
	Performance Share Plan (“PSP”) 2018-2020 (First Cycle)	0	0	421,000	421,000	0	0	0	0	0	421,000	421,000

ÁNGEL VILÁ BOIX	Performance & Investment Plan (“PIP”) 2015-2018 (Second Cycle)	187,500	187,500	0	0	0	0	0	0	187,500	0	0
	Performance Share Plan (“PSP”) 2018-2020 (First Cycle)	0	0	312,000	312,000	0	0	0	0	0	312,000	312,000

Telefónica, S.A.

iii)	Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

Telefónica, S.A.

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights
Name	2018	2017	2018	2017	2018	2017	2018	2017
Mr. José María Álvarez-Pallete López	132	132	541	541	618	665	7,796	7,619
Mr. Ángel Vilá Boix	72	61	488	417	488	454	5,809	5,591
Ms. Eva Castillo Sanz	0	0	0	0	43	44	973	1,020

Telefónica, S.A.

iv)	Details of other items

Name	Item	Amount remunerated
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	13
Mr. Ángel Vilá Boix	Health insurance premium	3
Mr. Ángel Vilá Boix	Life insurance premium	14
Mr. Ángel Vilá Boix	Company vehicle	14

Telefónica, S.A.

b)	Remuneration of the company directors for seats on the boards of other group companies:
i)	Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2018	Total in 2017
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
Mr. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
Mr. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
Mr. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	2
Mr. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	0	0	0
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	105	0	0	0	0	0	0	0	105	0
Mr. PETER ERSKINE	20	0	0	0	0	0	0	0	20	20
Ms. SABINA FLUXÀ THIENEMANN	0	0	0	0	0	0	0	0	0	0
Mr. LUIZ FERNANDO FURLÁN	85	0	0	0	0	0	0	0	85	98
Ms. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
Ms. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	0	0	0
Mr. JORDI GUAL SOLÉ	0	0	0	0	0	0	0	0	0	0
Mr. PETER LÖSCHER	0	0	0	0	0	0	0	0	0	0
Mr. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
Mr. FRANCISCO JAVIER DE PAZ MANCHO	260	0	0	0	0	0	0	0	260	285
Mr. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
Mr. WANG XIAOCHU	0	0	0	0	0	0	0	0	0	0
Ms. EVA CASTILLO SANZ	27	0	0	0	0	0	0	0	27	80

ii)	Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Telefónica, S.A.

iii)	Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Mr. José María Álvarez-Pallete López	0
Mr. Ángel Vilá Boix	0

Telefónica, S.A.

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights
Name	2018	2017	2018	2017	2018	2017	2018	2017
Mr. José María Álvarez-Pallete López	0	0	0	0	152	158	0	0
Mr. Ángel Vilá Boix	0	0	0	0	21	22	0	0

Telefónica, S.A.

iv)	Details of other items

c)	Summary of remunerations (thousand €)::

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

Telefónica, S.A.

	Remuneration accrued in the company					Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018 group
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,402	0	132	19	5,553	0	0	0	0	0
Mr. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0
Mr. JOSÉ MARÍA ABRIL PÉREZ	300	0	0	0	300	0	0	0	0	0
Mr. ÁNGEL VILÁ BOIX	4,012	0	72	31	4,115	0	0	0	0	0
Mr. JUAN IGNACIO CIRAC SASTURAIN	141	0	0	0	141	0	0	0	0	0
Mr. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	257	0	0	0	257	105	0	0	0	105
Mr. PETER ERSKINE	246	0	0	0	246	20	0	0	0	20
Ms. SABINA FLUXÀ THIENEMANN	140	0	0	0	140	0	0	0	0	0
Mr. LUIZ FERNANDO FURLÁN	142	0	0	0	142	85	0	0	0	85
Ms. CARMEN GARCÍA DE ANDRÉS	158	0	0	0	158	0	0	0	0	0
Ms. MARÍA LUISA GARCÍA BLANCO	102	0	0	0	102	0	0	0	0	0
Mr. JORDI GUAL SOLÉ	147	0	0	0	147	0	0	0	0	0
Mr. PETER LÖSCHER	157	0	0	0	157	0	0	0	0	0
Mr. IGNACIO MORENO MARTÍNEZ	190	0	0	0	190	0	0	0	0	0
Mr. FRANCISCO JAVIER DE PAZ MANCHO	280	0	0	0	280	260	0	0	0	260
Mr. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0
Mr. WANG XIAOCHU	120	0	0	0	120	0	0	0	0	0
Ms. EVA CASTILLO SANZ	58	0	0	0	58	27	0	0	0	27
TOTAL	12,252	0	204	50	12,506	497	0	0	0	497

This annual remuneration report has been approved by the Board of Directors of the company on 20 February 2019

State whether any director has voted against or abstained from approving this report

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 21, 2019	By:	/s/ Pablo de Carvajal González
	Name:	Pablo de Carvajal González
	Title:	Secretary to the Board of Directors